United States securities and exchange commission logo





                     March 5, 2024

       Yajing Chen
       Chief Financial Officer
       Zai Lab Ltd
       4560 Jinke Road
       Bldg. 1, Fourth Floor
       Pudong, Shanghai, China 201210

                                                        Re: Zai Lab Ltd
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-38205

       Dear Yajing Chen:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Disclosure Review Program
       cc:                                              Aslynn Hogue